SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                           Commission File Number:  0-21566
(Check one)

|X| Form 10-K and Form 10-KSB | | Form 11-K | | Form 20-F | | Form 10-Q and Form 10-QSB | | Form N-SAR

         For the period ended June 30, 1998

| | Transition Report on Form 10-K and Form 10-KSB | | Transition Report on Form 20-F | | Transition Report on Form 11-K | | Transition Report on Form 10-Q and Form 10-QSB | | Transition Report on Form N-SAR

         For the transition period ended ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above,
identify      the      item(s)      to     which      notification      relates:
__________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   LS Capital Corporation

Former name if applicable:

Address of principal
executive office:          15915 Katy Freeway, Suite 250

City, State and Zip Code:  Houston, Texas 77094


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                                     PART II

                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


         |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


         |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


         |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because the financial statements required to be prepared by the Registrant's independent auditor have not been completed due to delays in the independent auditor receiving necessary confirmations from third parties.





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                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:
                  Paul Montle                  (281)               398-5588
                  (Name)                   (Area Code)     (telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              |X| YES  |  | No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              |X | YES |  | No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation:

                  The Company presently anticipates that there will be an increase in mining exploration costs from $20,000 in fiscal 1997 to $935,000 in fiscal 1998. The Company presently anticipates that there will be an increase in general and administrative expenses from $1,129,000 in fiscal 1997 to $1,652,000 in fiscal 1998. The Company presently anticipates an increase in its operating loss from $1,155,000 in fiscal 1997 to $2,592,000 in fiscal 1998. The Company presently anticipates that there will be an increase in loss from continuing operations from $21,000 in fiscal 1997 to $2,553,000 in fiscal 1998. In fiscal 1997 there were two one-time gains on sale of assets of $ $1,603,000 and non-recurring interest expense of $489,000 and the Company presently anticipates no similar line items in fiscal 1998. The Company presently anticipates that there will be an increase in net loss from $72,000 in fiscal 1997 to $2,605,000 in fiscal 1998 and a corresponding increase in loss per share of common stock from $ 0.00 in fiscal 1997 to $ 0.19 in fiscal 1998, based on weighted average shares outstanding of 7,177,000 shares in fiscal 1997 compared to 13,481,000 shares in fiscal 1998. The change in results for fiscal 1998 are attributable, in part, to management's focus on mining exploration which is in the developmental stages.


Exhibits 1.1      Letter from Independent Accountant


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                             LS Capital Corporation
                   (Name of Registrant as Specified in Charter

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     September 28, 1998                       By /s/    Paul J. Montle
                                                  Paul J. Montle
                                                  President